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06009268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 7/6

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melhiser Endres Tucker CPA's P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

FOR OFFICIAL USE ONLY

KA 7/13/06

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 06/19/2012

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE VI

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock			Accumulated	
	Issued And Outstanding Shares	Amount	Retained Earnings	Other Comprehensive Income	Total
BALANCE - December 31, 2003	100	$ 11,000	$ 20,139	$ 0	$ 31,139
Net Income - 2004			5,937		5,937
BALANCE - December 31, 2004	100	11,000	26,076	0	37,076
Net Income - 2005			26,315		26,315
Distribution to Stockholder - 2005			(4,000)		(4,000)
Comprehensive Income - 2005				7,527	7,527
BALANCE - December 31, 2005	100	$ 11,000	$ 48,391	$ 7,527	$ 66,918

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE VII

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL
Pursuant to SEC Rule 17a-5(d) (4)

Capital (Unaudited) December 31, 2005	$ 65,949
Addition of Agent Receivables, CRD Account, & Prepaid Insurance	2,270
Reduction of Accounts Payable	617
Reduction of Marketable Securities	(355)
Addition of Accrued Liabilities	(1,563)
Capital (Audited) December 31, 2005	$ 66,918
Non-Allowable Assets:	
Agent Receivable	(947)
Prepaid Insurance	(969)
Prepaid CRD Account	(355)
Marketable Securities	(10,554)
Net Capital	$ 54,093